 GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2005 NOV -8 P 1: 29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



05012377

31 October 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, *New GKN PLC*

GKN plc – Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

Sandie De Ritter

Enc

PROCESSED

NOV 09 2005

THOMSON
FINANCIAL

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

EXPECT>MORE

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 28 October 2005 it purchased 600,000 of its ordinary shares at a price of 267.6p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 24,745,000 of its ordinary shares in Treasury and has a total of 715,199,990 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
28 October 2005